J. ALEXANDER'S®

Ancora Advisors Presentation

May 2019

Ancora Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Ancora Advisors, LLC ("Ancora") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Ancora, and are based on publicly available information with respect to J. Alexander's Holdings, Inc. (the "Issuer"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Issuer with the Securities and Exchange Commission ("SEC"), and other sources.

Ancora has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Ancora and any third party or parties by virtue of furnishing this presentation.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

Ancora shall not be responsible or have any liability for any misinformation contained in any third party SEC filing or third party report relied upon in good faith by Ancora that is incorporated into this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Ancora believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Ancora reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Ancora disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

Table of Contents

Introduction

Ancora Advisors, LLC urges shareholders of J. Alexander's Holdings, Inc. to withhold their votes from the re-election of Timothy T. Janszen and Ronald B. Maggard, Sr. to the Board of Directors of JAX

By withholding their votes for these directors, shareholders will send a clear message to JAX that:

› The status quo is unacceptable – immediate change is required to address the Company's continued underperformance

› The Board must hold management accountable for its continuing execution failures

› Shareholders will no longer tolerate a Board engaging in conflicted transactions that favor its own interests over that of shareholders

› The Board should engage with Ancora on its proposal to acquire the Company and/or otherwise explore strategic alternatives

Given the timing of the expiration of the Black Knight Advisory Services Agreement, Ancora believes it was more prudent to run a withhold campaign rather than nominating directors and potentially impacting the stock price, which could have caused further dilution for shareholders

Executive Summary

Strategic Issues

› The Board unanimously supported the 99 Restaurants deal, which valued JAX at $11.00 per share, but unanimously rejected a preliminary proposal to acquire the Company at $11.75 by Ancora Advisors ("Ancora Proposal")

› The Board has shown a willingness to pursue strategic transactions using JAX equity currency, despite the meaningful valuation discount to restaurant peers

› We believe the Board should immediately run a strategic review focused on a sale or take private transaction to maximize value for shareholders

Governance Issues

› J. Alexander's Board members all have ties back to Fidelity National Financial ("FNF"), despite FNF and affiliates now only owning approximately 14% of shares outstanding

› Inherent conflicts of interest manifested themselves clearly in the 99 Restaurants deal and the Black Knight Advisory Services Agreement

› In these cases, the Board appears to have elevated their own personal interests at the expense of JAX shareholders

› Board composition and corporate governance practices are also highly problematic

Operational Issues

› Continued failure by the Board and management to meet stated unit growth targets of 10%. 2015-2018 CAGR of ~4% unit growth was less than half of stated development target of 10% annually

› Operating results have led to consistently declining returns on invested capital. Returns on incremental invested capital have been NEGATIVE the last three years

› Execution failures have resulted in dismal share price performance

Source: Ancora, Company Filings

J. Alexander's Company Overview

($ in millions, except per share)

Total enterprise value

Share price	$10.50
Shares out	14.7
Market cap	**$154.3**
Cash	$6.7
Total debt	13.6
Net debt	**$6.9**
Adjustments[1]	$6.3
Adj TEV	**$167.5**

(1) Defered compensation obligation

In addition to restaurant operations, JAX owns the real estate (site and building) under 18 of the 46 locations

Company Description

- J. Alexander's is an owner and operator of 46 restaurants across 16 states, with headquarters in Nashville, TN and first location opened in 1991

- The Company operates 5 casual dining concepts: J. Alexander's (19), Redlands Grill (12), Lyndhurst Grill (1), Overland Park Grill (1) and Stoney River Steakhouse and Grill (13)

- Average weekly sales per unit in 2018 of $112,900

Key Financials



	2015	2016	2017	2018
EBITDA margin	12.1%	11.2%	10.8%	10.7%

Share Price Performance (since spin)



Management Overview

- Lonnie Stout (Executive Chairman) – Former JAX CEO, transitioned to Exec. Chairman role in May 2019

- Mark Parkey (President & CEO) – Former CFO of JAX, promoted to CEO May 2019

- Jessica Hagler (Vice President, Chief Financial Officer, Treasurer, and Secretary) – Former Senior Manager – Audit at KPMG

- Mike Moore (EVP & COO)

Note: market values priced as of 5/29/19
Source: Ancora, Factset, company filings

Ancora's J. Alexander's Ownership

Ancora's JAX Share Ownership, as Percentage of Total Outstanding (Year End)



› Ancora is a long-term shareholder of J. Alexander's, acquiring shares shortly after the spin-off in 2015

› Ancora currently beneficially owns approximately 8.8% of the total shares outstanding of J. Alexander's

› Parties associated with Fidelity National Financial currently own approximately 14% of JAX based on our estimates, but effectively control the entire Board of Directors

Note: Spin-off date was 9/25/2015, today's share count as of 1Q'19

Source: Ancora, company filings

J. Alexander's Shareholder Returns

The major large and small cap U.S. indices and JAX's peer group have materially outperformed J. Alexander's since the spin off in 2015

J. Alexander's Cumulative Price Returns Since Spin-Off vs. Major Indices



J. Alexander's TSR Since Spin-Off vs. Peers

	1-Year	3-Year	Since Spin-Off
J. Alexander's Holdings, Inc.	**(14.2%)**	**(2.4%)**	**(0.4%)**
Ruth's Hospitality Group, Inc.	6.4%	13.6%	15.9%
Del Frisco's Restaurant Group, Inc.	(58.0%)	(27.2%)	(19.8%)
Cheesecake Factory Incorporated	4.1%	(0.5%)	(0.7%)
Chuy's Holdings, Inc.	(13.1%)	(9.8%)	(6.1%)
Texas Roadhouse, Inc.	9.4%	14.5%	17.8%
Bloomin' Brands, Inc.	(14.3%)	8.4%	5.1%
BJ's Restaurants, Incl.	6.2%	4.9%	3.1%
Darden Restaurants, Inc.	46.5%	26.1%	25.3%
Cracker Barrel Old Country Store, Inc.	7.3%	7.4%	7.9%
Selected Peers Median	**6.2%**	**7.4%**	**5.1%**
Russell 2000	**2.0%**	**12.9%**	**11.6%**
S&P 500	**9.5%**	**13.5%**	**14.1%**
JAX Relative TSR:			
Selected Peers Median	**(20.4%)**	**(9.8%)**	**(5.6%)**
Russell 2000	**(16.3%)**	**(15.3%)**	**(12.0%)**
S&P 500	**(23.7%)**	**(15.9%)**	**(14.5%)**

Source: FactSet, ISS
TSR measurement through 3/29/19

*Spin-off date was 9/25/2015
Returns measured through 3/29/19, prior to the Ancora Proposal

Source: Ancora, Factset, ISS

Strategic Issues: Key Dates and Events



JAX Share Price

› A) Aug 2017: Board announces conflicted 99 Restaurants transaction

› B) Sept 2017: Marathon sends JAX Board letter and commences a vote no campaign against the 99 Restaurants deal

› C) Jan 2018: ISS and Glass Lewis recommend against the proposed 99 Restaurants transaction

› D) Feb 2018: Shareholders vote down 99 Restaurants deal

› E) Nov 2018: Termination of Black Knight Advisory Services Agreement

› F) Mar 2019: Ancora converts to a 13D from a 13G

› G) Apr 2019: Ancora sends preliminary proposal to acquire JAX for $11.75 / share

› H) Apr 2019: Marathon sends public letter to Board urging the Company to run a strategic process to sell the Company

› I) Apr 2019: Board unanimously rejects Ancora Proposal, no alternative solutions to drive shareholder value offered

Source: Ancora, Factset, company filings

Strategic Issues: Ancora Proposal

Ancora Proposal



JAX Share Price



Overview of Ancora Proposal

› An April 8, 2019, Ancora submitted a preliminary proposal to the Board to acquire JAX for $11.75 per share, subject to customary conditions

› Two days later, Marathon Partners delivered a letter to the Board underscoring its concurrence with Ancora's letter and insisting that the Board initiate a fair and open auction process and sell JAX to the highest bidder

› The Board unanimously rejected the Ancora Proposal, calling it "simply too unattractive to entertain" but offered no plan to drive value for shareholders

› On April 17, 2019, Ancora reaffirmed its proposal, urged the Board to immediately run a strategic process to determine whether it can obtain superior value, and notified the Company of its intention to run a withhold campaign if the Board refused to launch a strategic process

› On its 1Q'19 earnings call, JAX management did not address the Ancora Proposal or letters to the Board from either Ancora or Marathon, and reemphasized a continuation of the same failed strategy that has led to poor TSR for shareholders

LINK TO ANCORA PROPOSAL: https://www.sec.gov/Archives/edgar/data/1446114/000119380519000349/e618355_ex99-b.htm

Note: unaffected share price of $9.45 prior to Ancora's filing converting to a 13D
Source: Ancora, Factset, company filings

Strategic Issues: 99 Restaurants Transaction

› Although the Board claimed the Ancora Proposal "dramatically undervalues the company", it was more than willing to engage in a change of control transaction with 99 Restaurants at $11.00 per share that was riddled with conflicts of interest

› In August 2017, J. Alexander's announced its intention to acquire 99 Restaurants. This was a **highly conflicted deal** for every member of the J. Alexander's Board of Directors, and in particular for Messrs. Janszen and Taggard, who we are recommending shareholders withhold their votes from in this campaign

  › Mr. Janszen is the CEO of Newport Global Advisors, a private equity fund which had a 30.3% economic interest in 99 Restaurants. In the proposed transaction, Newport would have received new J. Alexander's equity valued at $54.3 million

    › For perspective, the total value of J. Alexander's ownership by all other directors and executives at the time of the deal was $6.4m

  › Mr. Maggard served on the board of Fidelity Newport Holdings (FNH), the controlling shareholder of 99 Restaurants and a subsidiary of FNF, before abruptly resigning the exact same day the transaction was announced

J. Alexander's Board of Directors Affiliations with FNF and Related Parties

J. Alexander's Holdings	Fidelity National Financial & Fidelity National Financial Ventures	Fidelity Newport Holdings	Newport Global Advisors
Board of Directors	**Director / Executive**	**Director**	**CEO**
Lonnie J. Stout II		X	
Timothy T. Janszen		X	X
Ronald B. Maggard, Sr.		X	
Frank R. Martire		X	
Raymond R. Quirk	X		
Douglas K. Ammerman	X		

Source: Ancora, company filings

Strategic Issues: 99 Restaurants Transaction (cont.)

› The proposed 99 Restaurants deal would have seen J. Alexander's public shareholders relinquish control of the Company for $11.00 per share, a 9% premium to the pre-announced closing price

  › J. Alexander's agreed to subject itself to a no shop restriction, despite the fact that the Company was supposedly the buyer in this transaction

  › Considering the Board's extensive ties to FNF and FNH, it is impossible to see an angle where this decision served the interests of the Company's shareholders rather than the interests of FNF and FNH

› **ISS and Glass Lewis both recommended that shareholders reject the proposed 99 Restaurants deal. In its recommendation, ISS noted that all six of J. Alexander's directors were either executives or directors of 99 Restaurants or its affiliates during negotiations (i.e. conflicted), that the Board did not appear to have thoroughly explored other alternatives, and that the strategic rationale for the proposed transaction was tenuous**

Source: Ancora, ISS, company filings

Strategic Issues: 99 Restaurants Transaction (cont.)

J. Alexander's and 99 Restaurants – "Before and After"

Pre-Transaction Entities			Post-Transaction ("JAX NewCo")	
J. Alexander's	**99 Restaurants**		**Group**	**% Equity Stake**
Outside shareholders	New port Global Advisors		JAX shareholders	47.5%
Insiders*	FNFV (FNF**)		99 Restaurants ow ners	52.5%
$162 million*	**$179 million***			**$341 million***

*In aggregate directors and NEOs owned 15.2% of JAX shares as of the 12/21/17 merger proxy filing
**FNF owned ~8% of FNFV (n/k/a CNNE) as of 12/29/17
***Equity values of JAX, 99 Restaruants, and the combined entity implied by the 99 Restaurants transaction (assumes $11.00 value per share)

Mr. Janszen / Newport Global Equity Interests Upon Transaction Close



Value of Janszen/Newport ownership interest in 99 Restaurants upon deal close would have been 3x larger than their JAX equity stake

Despite giving up control of the Company, the Board failed to seek a meaningful control premium, likely because this was a sweetheart deal for entities in which Board members had a greater financial stake, which conflicted with their fiduciary duty to JAX shareholders

Notes: Newport Global Advisors owned 1.642 million shares of JAX as of 12/21/17 merger proxy
As CEO of Newport, Mr. Janszen may be deemed the beneficial owner of Newport's interest in 99 Restaurants
At deal close FNH was to receive 12.636m new JAX shares, of which Newport would have owned 4.915m given its 38.9% ownership of FNH

Source: Ancora, Company filings, Factset

Governance Issues: Conflicts of Interest

In addition to the highly conflicted 99 Restaurants transaction, JAX Board members further enriched themselves at the expense of shareholders through the Black Knight Advisory Services ("BKAS") agreement

› As part of its spin-off from FNF, JAX entered into a management consulting agreement with BKAS

› BKAS members included officers of FNF and its related parties, as well as then CEO Lonnie J. Stout II, who owned an 11.8% interest in BKAS

› Under the agreement, JAX was required to pay BKAS an annual fee of 3% of Adjusted EBITDA and awarded BKAS Class B Units (exchangeable into JAX shares upon vesting) as a profits interest in return for "corporate and strategic" advisory services

› JAX paid over $7 million of shareholder capital to BKAS over the life of the agreement, allowing management and other FNF associates to double dip on Company capital

› We question how it is acceptable for JAX's CEO, in addition to his compensation from JAX, to collect a management consulting fee for essentially doing nothing more than his job

Source: Ancora, Company filings

Governance Issues: Stale Board Composition and Dubious Practices

Board composition should be troubling to shareholders

› No women or diversity on 6-member Board

› No Board turnover or refreshment since spin-off from FNF

› Average age is 67+

Highly problematic corporate governance practices

› Classified board with staggered terms

› Plurality voting standard for election of directors (and JAX Board has made NO recommendation on shareholder proposal to adopt majority voting standard)

› Directors may only be removed for cause

› All vacancies on the Board are filled by remaining directors

› Shareholders cannot call special meetings

› Supermajority vote requirement to amend bylaws and specified charter provisions

› Nominating and Corporate Governance Committee consists of only two directors and met just one time last year

Robert B. Maggard, Sr. is Chair of Nominating and Corporate Governance Committee and must be held accountable for these corporate governance failures

Source: Ancora, Company filings

Operational Issues: Deteriorating Returns, Failure to Meet Stated Targets

Management and the board have consistently failed to appropriately set and meet shareholder expectations, with unit growth meaningfully below publicly issued targets and continued deterioration of returns on invested capital since the spin-off

Unit Growth



Source: Company filings
*2019e unit count based on management guidance for 2 new units in 2019

› In its public investor presentations, management stated a new unit growth goal of "10%+ per year"

› From 2015-18, new unit CAGR was <u>only 3.9%</u>

› 2019 guidance of 2 new unit openings remains well short of stated targets

Return on Invested Capital

($ in mm, except per share)	2014	2015	2016	2017	2018
Adjusted Operating income	14.7	17.9	15.5	15.0	14.8
Normalized tax rate	*23.5%*	*23.5%*	*23.5%*	*23.5%*	*23.5%*
NOPAT	**11.2**	**13.7**	**11.8**	**11.4**	**11.3**
Operating working capital	(15.7)	(15.3)	(12.1)	(13.0)	(16.1)
Fixed assets	86.3	89.3	101.5	103.6	109.3
Goodwill & intangibles	40.9	40.9	40.9	40.9	41.4
Invested capital	111.4	114.9	130.3	131.5	134.6
Return on Invested Capital	**10.1%**	**11.9%**	**9.1%**	**8.7%**	**8.4%**
Return on Incremental Invested Capital		**70%**	**-12%**	**-31%**	**-5%**

Note: Assumes constant normalized tax rate to isolate underlying operating performance
Source: Company filings, Ancora

› Declining ROIC reflects either diminishing returns on newly built units and/or inability to maintain cash-on-cash returns at legacy units

› Returns on incremental invested capital have been **negative** the past 3 years

› We fear this trend will continue while management stubbornly maintains its current strategy

Source: Ancora, company filings

Ancora Advisors LLC   16

Board Response Shows Lack of Strategic Initiatives to Drive Value

› In the Board's response to the Ancora Proposal, it stated:

  › *"Allowing Ancora, or any buyer, to acquire the Company at a bargain price in order to reap the benefits of recent substantial investments in new restaurants and the termination of the Black Knight Management Consulting Agreement – each of which the Board believes will substantially benefit our earnings, our Company, and our shareholders in the future – would deprive our long-term investors of a significant opportunity"*

    › Investors have already had ample time to assess the impact of these events and initiatives, as they are public knowledge that the market has already digested

    › Yet shareholder returns remain dismal

› Board and management have repeatedly emphasized a continuation of the current strategic plan but have failed to address:

  › Use of cash (CEO has directly said that a buyback has been authorized but there is no plan in place to use it)

  › Capital structure / optimal balance sheet leverage

  › Monetization of real estate assets

  › Path to realize returns on the "substantial investments in new restaurants"

  › Long-term achievable goals for the business

› We believe "more of the same" strategic and operating plan, which is all management and the Board have advocated thus far, will result in <u>more of the same</u> poor TSR results for shareholders

Source: Ancora, company filings

Equity Incentive Plan

Ancora also recommends that shareholders vote AGAINST the Amended and Restated 2015 Equity Incentive Plan

› This amended plan increases the number of shares available to be issued by 1,350,000 shares, or an additional 9.19% of the shares outstanding

   › We believe this dilution is excessive and that the Board should reduce the size of the proposed allotment

   › A smaller number of shares available would require the Board and management to bring this issue to shareholders more frequently, ensuring that shareholders have the ability to:

      › Weigh in on compensation

      › Hold the Board accountable for its decisions on equity award grants

      › Guard against additional awards to the Board and management that result in further dilution of shareholders' economic interests

› Senior executives, particularly former and current CEOs Lonnie Stout and Mark Parkey are already handsomely paid, including the additional compensation that Mr. Stout received from the Company via consulting fees from the BKAS Agreement

› There has generally been a lack of insider purchases of shares

   › 78% of Mr. Stout's holdings and 69% of Mr. Parkey's holdings derive from equity award grants they have never paid for

› A vote against this amendment further sends a message that shareholders demand an increased level of accountability

Source: Ancora, company filings

Summary

› J. Alexander's Board of Directors has poorly represented outside shareholders since the 2015 spin off, with manifold examples of the Board engaging in conflicted transactions

› TSR underperformance speaks for itself and we believe there is a direct correlation between the industry low EBITDA multiple at JAX and the Board's dubious capital allocation decisions

› The Board's insistence on sticking with a failed strategic plan is destined to result in history repeating itself

› Given their past performance, we have no faith in the current Board to correct the course and put shareholders' interests first, and we urge them to run a strategic process focused on a sale or take private transaction to maximize value for shareholders of the Company

› Ancora urges shareholders to withhold votes on directors up for re-election, Timothy T. Janszen and Ronald B. Maggard Sr.

› We believe the Board's failure to insist on the resignations of Messrs. Janszen and Maggard in the event they fail to receive a majority of votes cast for their election would be in direct opposition to a clear shareholder directive and inconsistent with contemporary corporate governance (in view of the substantial number of companies that have adopted a majority vote standard for uncontested director elections, which CalPERS has proposed that the Company adopt)

Ancora Firm Overview

Ancora Firm Overview

With top-tier portfolio managers, unique investment strategies and an entrepreneurial spirit, Ancora delivers tailored solutions so you can achieve more … on your terms.

Our team is attentive, communicative and down to earth

Deep and experienced team

10 CFA, 4 CPA, 3 JD, 1 CFP, 1 CAIA

20+ years average industry experience

Breadth of expertise

5 equity strategies

4 fixed income strategies

4 mutual funds

4 alternative strategies

FOUNDED	**AUM**
2003	$6.9 billion
OFFICES	**OWNERSHIP**
Cleveland & Detroit	Privately held with employee ownership
EMPLOYEES	**INVESTMENT PROFESSIONALS**
70+	25+

Complementary Divisions



ASSET MANAGEMENT

RETIREMENT PLANS

FAMILY WEALTH

Data as of September 30, 2018

Contact Information

6060 Parkland Boulevard
Suite 200
Cleveland, OH 44124
216-825-4000
www.ancora.net

Jim Chadwick
216-593-5048
jchadwick@ancora.net